Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Madewell:

We consent to the use of our report dated July 18, 2019, with respect to the combined balance sheets of Madewell (a business of J.Crew Group, Inc.) as of February 2, 2019 and February 3, 2018, and the related combined statements of income, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended February 2, 2019, and the related notes and financial statement schedule II – Valuation and Qualifying Accounts, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

January 17, 2020